EXHIBIT 99.2

FORM OF ELECTION

To be submitted pursuant to an election in connection with the proposed merger of Renasant Bancshares, Inc. into Peoples Merger Corporation, a wholly owned subsidiary of The Peoples Holding Company (“Peoples”).

A properly executed Form of Election must be received by the Exchange Agent by 5:00 p.m., Eastern standard time, three business days prior to the closing date of the merger (the “Election Deadline”). If a holder of common stock of Renasant Bancshares, Inc. (a “Renasant Stockholder”) does not make an effective election, as determined in the sole discretion of Peoples, which it may delegate in whole or in part to the Exchange Agent, such stockholder will receive a combination of cash and shares of Peoples common stock as described below.

To:	REGISTRAR AND TRANSFER COMPANY*

Delivering By Mail:	By Hand & Overnight Delivery:

10 Commerce Drive	10 Commerce Drive
Cranford, New Jersey 07016-3572	Cranford, New Jersey 07016-3572

By Facsimile Transmission:

(908) 497-2313 Confirm by Telephone: (800) 456-0596, ext. 2502

*	Deliveries made to an address other than any of the addresses stated above will not be acceptable and Exchange Agent will not be responsible therefor.

Ladies and Gentlemen:

In connection with the merger (the “Merger”) of Renasant Bancshares, Inc. (“Renasant”), a Tennessee corporation, into Peoples Merger Corporation, a Tennessee corporation, and a wholly owned subsidiary of The Peoples Holding Company (“Peoples “), the undersigned hereby indicates a preference, subject to the terms and conditions set forth below, to have each share of Renasant Common Stock owned of record or beneficially converted into the right to receive either (i) cash in an amount equal to $36.37, without interest, (ii) 1.117015 shares of common stock, par value $5.00 per share, of Peoples, or (iii) the cash consideration described in (i) above for 45% of the holder’s shares of Renasant Common Stock and the stock consideration described in (ii) above for 55% of the holder’s shares of Renasant Common Stock, all as determined in accordance with Section 2.1 of the Agreement and Plan of Merger, dated as of February 17, 2004, by and among The Peoples Holding Company, Renasant Bancshares, Inc. and Peoples Merger Corporation (the “Merger Agreement”).

It is understood that the following election is subject to the terms, conditions and limitations set forth in (i) the Proxy Statement/Prospectus relating to the Merger (the “Proxy Statement/Prospectus”), receipt of which is acknowledged by the undersigned, (ii) the Merger Agreement included as Annex A to the Proxy Statement/Prospectus, and (iii) the accompanying Instructions. The undersigned understands that neither certificates nor scrips representing fractional shares of Peoples common stock will be issued in connection with the Merger, but in lieu thereof each holder of Renasant common stock who otherwise would have been entitled to a fraction of a share of Peoples common stock will be paid cash in an amount equal to the fraction of a share of Peoples common stock otherwise issuable multiplied by the average of the closing price per share of Peoples common stock for each of the ten (10) consecutive trading days immediately preceding the last business day prior to the closing date, as reported by the American Stock Exchange.

PLEASE READ CAREFULLY THE ACCOMPANYING INSTRUCTIONS

A properly executed Form of Election must be received by the Exchange Agent by the Election Deadline. If a Renasant Stockholder does not make an effective election, as determined in the sole discretion of Peoples, which it may delegate in whole or in part to the Exchange Agent, such stockholder will receive a combination of cash and shares of Peoples common stock as described in this Form of Election.

TYPE OF ELECTION (SEE INSTRUCTIONS B, C AND D) (PLEASE CHECK ONE BOX ONLY):

☐ CASH ELECTION

☐ STOCK ELECTION

☐ COMBINATION ELECTION

IMPORTANT: The merger agreement contains redesignation and readjustment procedures which may affect your election.

The merger agreement requires the following: (i) not less than 50% or more than 55% of the aggregate shares of Renasant common stock owned by Renasant stockholders must be exchanged for Peoples common stock; and (ii) not less than 45% or more than 50% of the aggregate shares of Renasant common stock owned by Renasant stockholders must be exchanged for cash.

If the aggregate number of shares elected to be converted into cash exceeds 50% of the outstanding shares of Renasant common stock, then shares of Renasant common stock to be converted into cash will be redesignated on a pro rata basis into shares to be converted into shares of Peoples common stock so that the total number of Renasant shares to be converted into cash does not exceed 50% of the outstanding shares of Renasant common stock. If the aggregate number of shares elected to be converted into shares of Peoples common stock exceeds 55% of the outstanding shares of Renasant common stock, then shares of Renasant common stock to be converted into shares of Peoples common stock will be redesignated on a pro rata basis into shares to be converted into cash so that the total number of Renasant shares to be converted into shares of Peoples common stock does not exceed 55% of the outstanding shares of Renasant common stock.

Holders of shares of Renasant common stock who elect to receive a combination of cash for 45% of their Renasant common stock and shares of Peoples common stock for 55% of their Renasant common stock will not be subject to these redesignation procedures. Also, a holder who has elected to receive cash for all of his or her shares of Renasant common stock and would receive less than 10 shares of Peoples common stock if his or her shares were redesignated is not subject to the redesignation procedures.

The merger agreement also contains readjustment procedures which may affect your election. Under the merger agreement, the value of the shares of Peoples common stock to be delivered to the holders of Renasant common stock pursuant to their elections to receive the merger consideration must have an aggregate value of at least 40% of the value of Renasant as a whole. This is required so that the merger qualifies as a tax-free reorganization for federal income tax purposes with respect to the shares of Peoples common stock received in exchange for shares of Renasant common stock. If, after the redesignation procedures described immediately above are completed, Peoples determines that the total value of its common stock included as part of the merger consideration does not satisfy the 40% threshold described above, then Peoples will take two actions. Peoples will reduce the amount of cash into which shares of Renasant common stock will be converted, and Peoples will increase the number of shares of Peoples common stock into which each share of Renasant common stock will be converted. The reduction in the cash payable to shareholders of Renasant will equal the increase in the value of the Peoples common stock that will be delivered to the shareholders of Renasant. This adjustment is mandatory unless the adjustment would cause Peoples to issue more than 85,000 additional shares of its common stock. If the adjustment would cause Peoples to issue more than 85,000 additional shares of its common stock and Peoples decides not to issue the additional shares, then either Peoples or Renasant may terminate the merger.

INSTRUCTIONS

A. SPECIAL CONDITIONS.

1. Time in Which to Elect. To be effective, an Election (as defined below) on this form or a facsimile hereof, must be properly completed, signed and submitted to the Exchange Agent, at the address set forth above, no later than 5:00 p.m., Eastern Standard Time, three business days prior to the closing date of the merger. Holders whose Forms of Election are not so received will not be entitled to specify their preference and will receive a combination of cash and shares of Peoples Common Stock in the Merger, defined as a Combination Election in Instruction B below.

2. Change or Revocation of Election. All elections will be irrevocable. Once a Renasant Stockholder delivers a Form of Election to the Exchange Agent, such stockholder may not sell, transfer or otherwise dispose of his or her Renasant Common Stock or change or revoke this election.

3. Nullification of Election. All Forms of Election will be void and of no effect if the Merger is not completed.

4. Stock Certificates. If the merger is completed, the Exchange Agent will send to you a letter of transmittal which you must compete and return to the Exchange Agent with all of your certificates representing shares of Renasant common stock. Do not send in your certificates representing shares of Renasant common stock with this Form of Election.

B. TYPES OF ELECTIONS.

Subject to the provisions of Section 2.1 of the Merger Agreement, each share of Renasant common stock issued and outstanding immediately prior to the closing date of the merger shall be converted into the right to receive either (i) cash in an amount equal to $36.37, without interest, (ii) 1.117015 shares of Peoples common stock or (iii) the cash consideration described in (i) above for 45% of the holder’s shares of Renasant common stock and the stock consideration described in (ii) above for 55% of the holder’s shares of Renasant common stock.

By properly completing the box marked “Type of Election,” each holder may indicate (an “Election”) that such holder desires to have all shares of Renasant Common Stock owned by such holder converted into the right to receive either:

•	$36.37 per share in cash, without interest (“Cash Election”);

•	shares of Peoples common stock, with cash in lieu of any fractional shares (“Stock Election”); or

•	cash consideration for 45% of your shares of Renasant common stock and stock consideration for 55% of your shares of Renasant common stock (“Combination Election”).

See Instruction D(2) for information concerning the right to make multiple Elections, and Instruction D(3) for information concerning the submission of multiple Forms of Election.

C. ELECTION, REDESIGNATION AND ADJUSTMENT PROCEDURES.

A description of the election, redesignation and adjustment procedures is set forth in the Proxy Statement/Prospectus under “The Merger Agreement — Merger Consideration” and “The Merger Agreement — Election and Election Procedures.” A full statement of the election, redesignation and adjustment procedures is contained in Article II of the Merger Agreement. All Elections are subject to compliance with the election, redesignation and adjustment procedures set forth in the Merger Agreement.

In connection with making any Election, each Renasant Stockholder should read carefully, among other matters, the aforesaid description and statement and the information contained in the proxy statement/prospectus under “The Merger – Material United States Federal Income Tax Consequences.”

D. GENERAL.

1. Execution and Delivery. This Form of Election must be properly completed, signed and submitted to the Exchange Agent by mailing, faxing or otherwise delivering to the Exchange Agent at the address set forth above.

The method of delivery of all documents is at the option and risk of the stockholder, but it is suggested that documents be sent by mail, registered mail, return receipt requested.

2. Multiple Elections Not Allowed. A holder must make a single Election for all of such holder’s shares of Renasant common stock. Different elections may not be made for different portions of such holder’s shares, except as set forth in paragraph 3 below.

3. Multiple Forms of Elections. Holders of record of shares of Renasant common stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all the shares of Renasant common stock held by each such Representative for a particular beneficial owner.

All questions with respect to this Form of Election and the Elections (including, without limitations, questions relating to the timeliness or effectiveness of any Election and computations as to redesignation or adjustment) will be decided by Peoples which may delegate such decision making authority to the Exchange Agent, which determinations shall be conclusive and binding.

Additional copies of this Form of Election may be obtained from the Exchange Agent (whose telephone number is (800) 456-0596, ext. 2502).

(Signature of Shareholder)	(Signature of Shareholder)
Print Name:	Print Name:
Date:	Date:

The signature (or signatures) on the Form of Election should correspond exactly with the name(s) as written on the face of the certificate(s) unless the shares of Renasant common stock described on the Form of Election have been assigned by the registered holder(s), in which event the Form of Election should be signed in exactly the same form as the name of the last transferee indicated on the transfers attached to or endorsed on the certificates.

If the Form of Election is signed by a trustee, executor, administrator, guardian, officer of a corporation, attorney-in-fact, or in any other representative or fiduciary capacity, the person signing must give such person’s full title in such capacity, and appropriate evidence of authority to act in such capacity must be forwarded with the Form of Election.